

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 26, 2021

Tanner Ainge
Chief Executive Officer and Director
Banner Acquisition Corp.
1633 W. Innovation Way, 5th Floor
Lehi, UT 84043

> **Re: Banner Acquisition Corp.**
> **Draft Registration Statement on Form S-1**
> **Confidentially Submitted March 31, 2021**
> **CIK No. 0001852332**

Dear Mr. Ainge:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Draft Registration Statement on Form S-1 confidentially submitted March 31, 2021

Summary
The Offering, page 10

1. Given that a business combination requires the affirmative vote of a majority of the outstanding shares of common stock voted present and entitled to vote at the meeting, disclose the number of public shares that would be needed to vote in favor of a business combination, assuming the minimum number of shares representing a quorum are voted.

Risk Factors
<u>We may redeem your unexpired warrants prior to their exercise at a time that is disadvantageous
to you..., page 67</u>

2.   Revise this risk factor to focus on your redemption feature triggered by a trading price of
       $10.00 (rather than the $18.00 feature) and highlight that (1) the trading price is less than
       the exercise price of the warrants ($11.50) and (2) may result in investors having to
       exercise the warrants at a time when they are out-of-the-money or receive nominal
       consideration from the company for them.

       You may contact Morgan Youngwood, Senior Staff Accountant, at 202-551-3479 or
Stephen Krikorian, Accounting Branch Chief, at 202-551-3488 if you have questions regarding
comments on the financial statements and related matters. Please contact Katherine Wray, Staff
Attorney, at 202-551-3483 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other
questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Sarah Morgan